[redacted]

14007721

No Act
PE 7/22/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 9-24-14

Mia G. DiBella
The Hain Celestial Group, Inc.
mia.dibella@hain.com

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 22, 2014

Dear Ms. DiBella:

This is in response to your letters dated July 22, 2014 and September 24, 2014 concerning the shareholder proposal submitted to Hain Celestial by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

September 24, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 22, 2014

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that Hain Celestial may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Hain Celestial will provide shareholders at Hain Celestial's 2014 annual meeting with an opportunity to approve an amendment to Hain Celestial's amended and restated bylaws to implement a majority vote standard in uncontested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Hain Celestial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Hain Celestial Group, Inc.
Worldwide Headquarters
1111 Marcus Avenue • Lake Success, NY 11042-1034 • phone: +1 (516) 587-5000 • fax: +1 (516) 587-0208 • www.hain.com

September 24, 2014

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: The Hain Celestial Group, Inc.
Shareholder Proposal of James McRitchie
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On July 22, 2014, The Hain Celestial Group, Inc. ("*Hain Celestial*" or the "*Company*") submitted a letter (the "*No-Action Request*") notifying the staff of the Division of Corporation Finance (the "*Staff*") that it intended to omit from its proxy statement and form of proxy (collectively, the "*2014 Proxy Materials*") for its 2014 Annual Meeting of Stockholders (the "*Annual Meeting*") a stockholder proposal and statements in support thereof (the "*Proposal*") received from James McRitchie, naming John Chevedden as his designated representative (together, the "*Proponent*").

The Proposal requests that the Company's Board of Directors (the "*Board*")

> "initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal should be excluded from the 2014 Proxy Materials because, at meetings of Hain Celestial's Corporate Governance and Nominating Committee (the "*Committee*") and Board scheduled for September 23, 2014, the Committee was expected to recommend to the Board, and the Board was expected to adopt, an amendment to the Amended and Restated By-Laws (the "*By-Laws*") of Hain Celestial which implemented a majority vote requirement for uncontested elections of directors, and present the By-Law amendment as a Board-sponsored proposal in the 2014 Proxy Materials for consideration by the Company's stockholders at the Annual Meeting. We write supplementally to confirm that, at meetings held on September 23, 2014, the Committee recommended to the Board, and the Board adopted, an amendment to the By-Laws which implements a majority vote requirement for uncontested elections of directors, subject to approval by the Company's stockholders at the Annual Meeting. The following comparison shows this amendment:

"SECTION 2. NUMBER, QUALIFICATIONS, ELECTION AND TERM OF OFFICE. The number of directors constituting the Board of Directors shall be determined by the Board of Directors from time to time. Any decrease in the number of directors shall be effective at the time of the next succeeding annual meeting of the stockholders unless there shall be vacancies in the Board of Directors, in which case such decrease may become effective at any time prior to the next succeeding annual meeting to the extent of the number of such vacancies. All the directors shall be at least eighteen years of age. Directors need not be stockholders. Except as otherwise provided by statute or these By-Laws, the directors (other than members of the initial Board of Directors) shall be elected at the annual meeting of the stockholders. At each meeting of the stockholders for the election of directors at which a quorum is present the persons receiving a ~~plurality~~ majority of the votes cast at such election shall be elected, ~~.~~ provided, however, that at any meeting of the stockholders for which the Secretary of the corporation determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or represented by proxy at such meeting and entitled to vote on the election of directors. For purposes of this Section 2, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Votes cast shall include votes "for" and "against" a nominee and exclude "abstentions" and "broker non-votes" with respect to that nominee's election. Each director shall hold office until the next annual meeting of the stockholders and until his or her successor shall have been elected and qualified, or until his or her death, or until he or she shall have resigned, or have been removed, as hereinafter provided in these By-Laws."

The Board resolved to present the By-Law amendment with the 2014 Proxy Materials as a proposal for consideration by the Company's stockholders at the Annual Meeting and will recommend that the Company's stockholders vote in favor thereof.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Rule 14a-8(i)(10) was designed "to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." (*SEC Release No.* 34-12598 (July 7, 1976), *Hewlett Packard Company* (avail. December 19, 2013).

The By-law amendment substantially implements the Proposal in that the Board has initiated the appropriate process to amend the Company's By-Laws to provide for majority voting in uncontested director elections. The Board has adopted a By-Law amendment which provides for a majority vote standard in uncontested director elections and a plurality vote standard in contested director elections, resolved to present it as a proposal for stockholder approval at the Annual Meeting, and intends to recommend a vote "for" such proposal. As noted in the No-Action Request, there are no voting provisions related to the election of directors in the Company's Certificate of Incorporation (the "***Certificate***"), and therefore no amendment to the Certificate is required to adopt a majority vote standard for uncontested director elections. Accordingly, the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when a company's board of directors is expected to take certain action that will substantially implement the shareholder's proposal, and then supplements its request for no-action relief by notifying the Staff after the action has been taken. See, e.g., *Hewlett Packard Company* (avail, December 19, 2013); *Starbucks Corp.* (avail. November 27, 2012); DIRECTV (avail. Feb. 22, 2011); *Baxter Int'l. Inc.* (avail. February 3, 2011); *Omnicom Group Inc.* (avail. March 29, 2011); and *General Dynamics Corporation* (avail. February 6, 2009), each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action.

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

If you have any questions regarding this request or desire additional information, please contact me at (516) 587-5231.

Sincerely,

Mia G. DiBella
Associate General Counsel & Corporate Secretary

The Hain Celestial Group, Inc.
Worldwide Headquarters
1111 Marcus Avenue • Lake Success, NY 11042-1034 • phone: +1 (516) 587-5000 • fax: +1 (516) 587-0208 • www.hain.com

July 22, 2014

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: The Hain Celestial Group, Inc.
Shareholder Proposal of James McRitchie
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that The Hain Celestial Group, Inc. ("***Hain Celestial***" or the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "***2014 Proxy Materials***") a shareholder proposal (the "***Proposal***") and statement in support thereof received from James McRitchie, naming John Chevedden as his designated representative (together, the "***Proponent***").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "***Commission***") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

In accordance with the guidance found in Staff Legal Bulletin 14D (Nov. 7, 2008) ("***SLB 14D***") and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "***Staff***"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from Hain Celestial's 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company. At upcoming meetings of Hain Celestial's Corporate Governance and Nominating Committee (the "***Committee***") and Board of Directors (the "***Board***"), the Committee is expected to recommend to the Board, and the Board is expected to adopt, an amendment to Amended and Restated By-Laws (the "***By-Laws***") of Hain Celestial which implements a majority vote requirement for uncontested elections of directors, and present the By-Law amendment as a Board-sponsored proposal for consideration by the Company's stockholders at the 2014 Annual Meeting of Stockholders. Hain Celestial's Board is scheduled to act on the proposed amendment to the By-Laws after the Company's deadline for submitting a no-action letter request to the Commission. Accordingly, we are requesting that, if the Board acts to amend the By-Laws as further discussed below, the Staff concur, for the reasons discussed below, that Hain may exclude the Proposal from the 2014 Proxy Materials. We intend to supplement this request immediately following the Committee and Board meetings on September 23, 2014.

THE PROPOSAL

The Proposal states:

"RESOLVED, Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Rule 14a-8(i)(10) was designed "to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." (*SEC Release No.* 34-12598 (July 7, 1976), *Hewlett Packard Company* (avail. December 19, 2013).

Moreover, a shareholder's proposal does not need to be fully effected by the company to be excluded. It only needs to be "substantially implemented." (*SEC Release No. 40018 at n.30* and accompanying text (May 21, 1998); *SEC Release No. 20091 at* § *IIE.* 6. (August 16, 1983)).

With respect to amendments to governance documents in particular, numerous Staff no-action letters have been issued where companies have sought to exclude from their proxy materials stockholder proposals requesting such action when the company's board of directors has approved the necessary amendments to its certificate of incorporation and/or by-laws. *See, e.g., Walgreen Co.* (avail. September 26, 2013)(board had approved amendments to its certificate of incorporation to eliminate super-majority vote requirements); *McKesson Corp.,* (avail. April 8, 2011) (board had approved amendments to charter and bylaws to eliminate supermajority provisions); *Allergan, Inc.* (January 18, 2011) (board had expressed intent to recommend to stockholders that they approve amendment to charter to allow for yearly elections of each director); *Oak Valley Bancorp* (March 25, 2009) (board instituted by-law amendment to allow cumulative voting); and *General Dynamics Corporation* (February 6, 2009) (board approved a by-law amendment to permit stockholders to call a special meeting of stockholders), each granting no-action relief where a company intended to omit from its proxy materials a stockholder proposal where the board of directors had approved or initiated a process to amend the by-laws or charter substantially similar to the underlying stockholder proposal.

In addition, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when a company's board of directors is expected to take certain action that will substantially implement the shareholder's proposal, and then supplements its request for no-action relief by notifying the Staff after the action has been taken. *See, e.g., Hewlett Packard Company* (avail, December 19, 2013); *Starbucks Corp.* (avail. November 27, 2012); DIRECTV (avail. Feb. 22, 2011); *Baxter Int'l. Inc.* (avail. February 3, 2011); *Omnicom Group Inc.* (avail. March 29, 2011); and *General Dynamics Corporation* (avail. February 6, 2009), each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action.

Currently, the Company's By-Laws provide for a plurality vote standard in director elections. In light of evolving view and practices regarding majority voting in the election of directors, the Company's Board is expected to act favorably on the amendment to the By-Laws to implement a majority vote standard in the uncontested election of directors which is substantially similar to the Proposal (the "***By-Law Amendment***") and present the By-Law Amendment for consideration by the Company's stockholders at the 2014 Annual Meeting of Stockholders. In addition, the Corporate Governance and Nominating Committee of the Board, which will meet before the Board meets to take action on the By-Law Amendment, is expected to approve, and recommend that the Board approve, the By-Law Amendment.

There are no voting provisions related to the election of directors in the Company's Certificate of Incorporation (as amended and restated, the "***Certificate***") and, therefore, no amendment to the Certificate is required to adopt a majority vote standard for director elections.

As the By-Law Amendment will implement a majority vote standard in the uncontested election of directors which is substantially similar to the Proposal, the Company believes that these actions will substantially implement the Proposal so that the Company may properly omit the Proposal from the 2014 Proxy Materials in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2014 Proxy Materials on the basis of Rule 14a-8(i)(10), and request confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from the 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (516) 587-5231.

Sincerely,

Mia G. DiBella
Associate General Counsel & Corporate Secretary

EXHIBIT A

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc. (HAIN)
1111 Marcus Avenue
Lake Success, NY 11042
<ilamel@hain-celestial.com>
PH: 631 730 2200
PH: 631-730-2205
FX: 631-730-2550

Dear Mr. Lamel,

I purchased and hold stock in our company because I believed it has unrealized potential. Some of this unrealized potential can be unlocked through low or no cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my delegation to John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it before, during, and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: ***FISMA & OMB Memorandum M-07-16***) at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

J. McRitchie

James McRitchie

June 5 2014

Date

[HAIN: Rule 14a-8 Proposal, June 6, 2014]

4* – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot. It will establish a challenging vote standard for board nominees, and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as a single yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected.

More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Hain needs to join the growing list of companies that have already adopted this standard.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Hain D for governance and D for executive pay – $26 million for Irwin Simon. Plus Hain had not disclosed specific, quantifiable performance target objectives for Mr. Simon and he served on 2 outside boards – over-commitment concern. GMI said our board had executed a formal CEO employment agreement, which may bind its ability to make compensation decisions that tie pay to performance. Meanwhile GMI expressed stockholder dilution concerns for Hain. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

The following directors had excessive tenure of 14 to 21-years which has a negative relationship to director independence: Marina Hahn, Roger Meltzer, Jack Futterman (age 80) and Irwin Simon. Roger Meltzer received 32% in negative votes.

GMI said our company was designated High Social Impact and our board had not formally acknowledged its responsibility in overseeing Hain's social impacts. Hain had been flagged for its failure to utilize an environmental management system or to seek ISO 14001 certification for some or all of its operations. ISO 14001 certification can improve resource efficiency, reduce waste and drive down costs.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Directors to be Elected by Majority Vote – Yes on 4*

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emailFISMA & OMB Memorandum M-07-16***

$26 million for Mr. Irwin Simon:
GMI Analyst, Compensation Document Date: Oct 10, 2013

The Hain Celestial Group, Inc.
Worldwide Headquarters
1111 Marcus Avenue • Lake Success, NY 11042-1034 • phone: +(516) 587-5000 • fax: +(516) 587-0208 • www.hain.com

VIA EMAIL ***FISMA & OMB Memorandum M-07-16***
VIA FEDERAL EXPRESS

June 19, 2014

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden,

We have received the letter of Mr. James McRitchie to Mr. Ira J. Lamel, e-mailed to me on June 6, 2014, submitting a shareholder proposal for inclusion in the proxy statement and proxy of The Hain Celestial Group, Inc. ("**Hain Celestial**") for its 2014 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the U.S. Securities and Exchange Commission ("**SEC**") has prescribed certain procedural and eligibility requirements for the submission of proposals. I write to provide notice of a defect in your submission, as detailed below, and ask that you provide to us documents sufficient to remedy this defect.

Your letter did not include proof of Mr. McRitchie's ownership of Hain Celestial shares entitled to be voted on the proposal.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, Mr. McRitchie must be a Hain Celestial stockholder, either as a registered holder or as a beneficial holder (i.e. street name holder), and must have continuously held at least $2,000 in market value or 1% of Hain Celestial's shares entitled to vote on the proposal at the annual meeting for at least one year by the date the proposal is submitted. Hain Celestial's stock records for its registered holders do not indicate that Mr. McRitchie is a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if Mr. McRitchie is not a registered holder he must prove his share position and eligibility by submitting to Hain Celestial either:

1. a written statement from the "record" holder of his shares (usually a broker or bank) verifying that Mr. McRitchie continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (June 6, 2014); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting his ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that he has owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (June 6, 2014).

Your letter did not include the required proof of Mr. McRitchie's ownership of Hain Celestial stock. By this letter, I am requesting that you provide to us acceptable documentation that Mr. McRitchie holds the required value or number of shares to submit a proposal and that he has continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (June 6, 2014).

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(l)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.) and the Division of Corporation Finance advises that, also for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's website at http://www.sec.gov/interps/legal.shtml.) Mr. McRitchie can confirm whether his broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/client-center/dtc-directories.aspx.

Consistent with the above, if Mr. McRitchie intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares, please provide to us a written statement from the DTC participant record holder of Mr. McRitchie's shares verifying (a) that the DTC participant is the record holder, (b) the number of shares held in Mr. McRitchie's name, and (c) that Mr. McRitchie continuously held the required value or number of Hain Celestial shares for at least the one-year period preceding and including the date the proposal was submitted (June 6, 2014).

Please note that if Mr. McRitchie's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which his shares are held verifying that he continuously held the requisite number of Hain Celestial shares for at least the one-year period preceding and including the date the proposal was submitted (June 6, 2014). Mr. McRitchie should be able to find out the identity of the DTC participant by asking his broker or bank. If the broker is an introducing broker, Mr. McRitchie may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. McRitchie's shares is not able to confirm Mr. McRitchie's individual holdings but is able to confirm the holdings of his broker or bank, then Mr. McRitchie needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (June 6, 2014), he continuously held that the requisite number of Hain Celestial shares. The first statement should be from Mr. McRitchie's broker or bank confirming his ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

I appreciate your attention to this matter. Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (mia.dibella@hain.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Sincerely,

M DiBella

Mia DiBella
Associate General Counsel &
Corporate Secretary

Ameritrade

Post-it® Fax Note 7671	Date 6-25-14	# of pages ▸
To Mia DiBella	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 516-587-0208	Fax #	

516-673-0239

06/24/2014

James Mc

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mc,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm that James McRitchie has continuously held 300 shares of Hain Celestial Group (HAIN) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade since March 20, 2007.

DTC number 0188 is the clearinghouse number for TD Ameritrade and the above listed account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Daniel Truckenmiller
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 S. 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

TD Ameritrade

Post-it® Fax Note 7671	Date 6-30-14	# of pages ▶
To Nick Di Bella	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 516-673-0239	Fax #	

06/26/2014

James McRitchie

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm that James McRitchie has continuously held 300 shares of Hain Celestial Group (HAIN) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade since March 20, 2007.

DTC number 0188 is the clearinghouse number for TD Ameritrade and the above listed account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephanie Schwinck

Stephanie Schwinck
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13